This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

August 28, 2006

Item 3.	News Release

August 28, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Cases Radnor-1A and Files First Quarter Results
Sidetrack Well Indicates Gas and Moves to the Next Phase

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Radnor-1A exploration well located in PMP 38157 (TAG 33.33%, operator) New Zealand, has reached a total depth of 4395m (14,420’). After evaluating indicators in the wireline logs, production casing will be run and a program of completion testing will be initiated.

TAG also announces the filing of its first quarter 2007 financial statements along with the accompanying Management's Discussion and Analysis.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – Aug 28, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Radnor-1A exploration well located in PMP 38157 (TAG 33.33%, operator) New Zealand, has reached a total depth of 4395m (14,420’). After evaluating indicators in the wireline logs, production casing will be run and a program of completion testing will be initiated.

Radnor-1A is a sidetrack operation, re-entering the original Radnor-1 wellbore. A whipstock plug was set in the original wellbore at a depth of 3129m (10,265’). A new Radnor-1A side track well bore was then directionally drilled to a total measured depth of 4395m (14,420’), approximately 487m (1,600’) to the southwest of the Radnor-1 downhole location. Newly acquired 3-D seismic has been utilized to target a new location across a fault from Radnor-1 and updip of another nearby well, Stratford-1, both of which produced gas and condensate before watering out.

Participants in the sidetrack operation are the Company (33.33%) and Bridge Petroleum Limited (33.33%) with TAG assuming, on a sole-risk basis under the terms of the joint operating agreement (“JOA”), another 33.33% interest in the well. Under the sole-risk provisions of the JOA, TAG is entitled to recover 1500% of the costs associated with the sole-risk interest prior to any revenue reverting back to the joint venture partner that did not participate in the operation.

To see an image of the original Radnor-1 well, or to learn more about TAG Oil, please access the company’s website at http://www.tagoil.com.

TAG also announces the filing of its first quarter 2007 financial statements along with the accompanying Management's Discussion and Analysis. These filings can be accessed electronically from the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com.

TAG started the 2007 fiscal year with $18.74 million in cash and cash equivalents and ended the first quarter with $27.9 million at June 30, 2006.

Shareholders equity at June 30, 2006 was $57.97 million, compared to $27.03 million at March 31, 2006 resulting from a private placement that raised $28.15 million net of costs through the issuance of 40,000,000 shares. TAG began the 2007 fiscal year with 46,631,081 shares outstanding, and ended the first quarter with 91,631,081 shares, inclusive of 5,000,000 shares issued as part of the consideration for the acquisition of its interest in the Cheal oil field as described in the June 30, 2006 filing.

The loss recorded for the first quarter was $720,495 ($0.01 per share) with no production revenue. The loss included interest income of $178,603 and $417,074 in foreign exchange losses resulting from a decline in value of the Company’s cash held in U.S. dollars at June 30, 2006. With the acquisition of a 30.5% interest in the Cheal oil field on June 16, 2006 and the start of production from Cheal in July, TAG will be recording its first production revenue in New Zealand in the second quarter of the 2007 fiscal year with approximately 105 barrels of oil per day, net to TAG, with an expectation that this will increase to 300 barrels per day as the Cheal Oil Field Development plan is carried out over the coming months.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 3,700,352 gross acres (net 1,858,504). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the proposed acquisition will be finalized or that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, other than those related specifically to finalizing the proposed acquisition, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 609-3350

Item 9.	Date of Report

August 28, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia